April 12, 2011

VIA FEDEX AND EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company and Magnum Management Corporation Registration Statement on Form S-4 Filed on March 11, 2011 File No. 333-172773

Justin Dobbie, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

On behalf of Cedar Fair, L.P. (the “Company”), Canada’s Wonderland Company (“Cedar Canada”) and Magnum Management Corporation (“Magnum” and, collectively with Cedar Fair and Cedar Canada, the “Issuers”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offer to exchange all outstanding $405,000,000 aggregate principal amount of the Issuers’ 9 1/8% Senior Notes due 2018 (the “outstanding notes”) for an equal amount of 9 1/8% Senior Notes due 2018 (the “exchange notes”). The Registration Statement has been revised in response to the Staff’s comments, as well as to update certain other information.

In addition, we are providing the following response to your comment letter, dated March 25, 2011, regarding the above referenced filing. To assist your review, we have retyped the text

Duffield Milkie, Esq.

Cedar Fair, L.P.

April 12, 2011

of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Summary Compensation Table for 2009

1.	Please revise to include executive compensation disclosure for your completed fiscal year ended December 31, 2010. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

In response to the Staff’s comment, the Company has revised the executive compensation disclosure on pages 62-94 of Amendment No. 1.

Exhibit 5.1

2.	Counsel may rely upon local counsel opinion but may not assume a necessary legal conclusion. Please have counsel revise the assumptions in the second full paragraph on page 2 accordingly.

In response to the Staff’s comment, Counsel has revised the assumptions in the second full paragraph.

Exhibit 5.2

3.	Refer to the first sentence of the first full paragraph on page 3. Please have counsel remove this qualification or explain why limiting the scope of the opinion in this manner is appropriate.

In response to the Staff’s comment, Counsel has deleted the qualification in the first sentence of the first full paragraph.

4.	Please have counsel remove the limitation on reliance in the last sentence of the penultimate paragraph on page 3. Investors are entitled to rely on the legality opinion. Please also have counsel revise the opinion provided as Exhibit 5.4 accordingly.

In response to the Staff’s comment, Counsel has revised the opinion accordingly.

Exhibit 5.4

5.	Please have counsel delete assumption (f) on page 2, which appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel.

In response to the Staff’s comments, Counsel has deleted assumption (f) and revised the opinion accordingly.

Duffield Milkie, Esq.

Cedar Fair, L.P.

April 12, 2011

* * * * *

Please do not hesitate to call Risë Norman at 212-455-3080 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Risë B. Norman
Risë B. Norman

cc:	Cedar Fair, L.P.

Duffield Milkie, Esq.